
By Appointment to H.M. The King of Siam

Thai Farmers Bank
Public Company Limited



Tida Samalapa
Executive Vice President


03022069

12g3-2(b) File No.82-4922

Ref No. CN. 091/2003

March 28, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL


RECD S.E.C.
APR 4 - 2003
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

ธนาคารกสิกรไทย
THAI FARMERS BANK 泰华农民银行



Management Discussion and Analysis (MD&A)

For the year ended December 31, 2002

Content

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

▫ Outlook for the Thai Economy

- **Thai Economy in 2002**

In 2002, Thailand's GDP grew at 5.00 percent compared to 1.90 percent in the previous year. In addition to export growth of 5.85 percent, the country's economic expansion was sustained by domestic spending. While private consumption growth of 4.30 percent was driven by low interest rates and stimulus measures from the government, private investment growth of 12.80 percent resulted from recovery in construction activity, and the real estate and automobile sectors. The 11.00 percent growth in government spending in FY2002 was equally important in acting as a key stimulus. With the economy in the early stages of recovery, inflation in 2002 was mild at 0.70 percent, despite rising oil prices during the second half of the year.

- **Outlook for 2003**

As uncertainties regarding Iraqi-US tensions and terrorist attacks could shake confidence and weaken the recovery in global and regional economies, we maintain a cautious view on Thailand's 2003 outlook. The nation's GDP is expected to grow 3.50-4.50 percent in 2003, compared to 5.00 percent in 2002, due to a slow down in both public and private spending. With the government determined to curb its budget deficit, public sector spending is expected to be less than in the previous fiscal year. Private sector spending is also forecasted to grow at a slower pace than in 2002. If the Iraqi-US standoff develops into a war, hurting global and regional economies, Thai exports will be negatively impacted. We are forecasting export growth between 2.00-4.50 percent in 2003, compared to 5.85 percent in 2002. However, the country is expected to maintain a trade surplus of around USD3.30-3.50 billion, close to that of 2002, due to a likely slowdown in imports. Although oil prices will remain volatile in 2003, inflation should remain in check at an average rate of 1.50 percent, given the slowdown in both public and private expenditures.

With the prospect of an economic slowdown in 2003, commercial banks will remain cautious towards extending new loans and persistent high excess liquidity is expected to remain in the system.

	2003	2002	2001
GDP growth y-o-y %	3.50-4.50%	5.00%	1.90%
Export growth y-o-y % (in USD)	2.00-4.50%	5.85%	(6.90%)
Current accounts (% of GDP)	5.30-5.50%	6.10%	5.40%
CPI inflation y-o-y %	1.50%	0.70%	1.60%

Source: Thai Farmers Research Center

Regulatory Changes

- **Transfers of Assets to Thailand Asset Management Corporation (TAMC)**

Economic recession during the last few years has significantly affected the debt-servicing ability of many credit customers of commercial banks, a percentage of whom have deteriorated into non-performing status. The government, in an attempt to resolve this problem, enforced on June 8, 2001 the Thailand Asset Management Corporation Emergency Decree (B.E.2544), and established the Thailand Asset Management Corporation (TAMC). This state-run agency accepts impaired assets from both public and private commercial banks and AMC companies for management. This is part of an ongoing effort to enable troubled borrowers to continue operating their businesses, while facilitating commercial banks in liquidating impaired assets, thus enhancing the stability of the domestic financial system and the economy.

Under the above Emergency Decree, state-owned banks may transfer all of their non-performing assets as of December 31, 2000, to TAMC, while private banks may transfer only non-performing assets meeting criteria set forth by law. Included in the list of non-performing assets eligible for transfer to TAMC are corporate debt, secured loans, and syndicated loans held by more than one financial institution or AMC, with total account debt in excess of five million Baht. The Bank has been transferring non-performing assets meeting these criteria to TAMC since year-end 2001, and this has helped reduce part of our troubled loan portfolio.

- **Changes in Loan Classification Criteria**

On February 18, 2002, the Bank of Thailand issued 2 directives concerning classified loans and non-performing loans (NPL). The first directive, reference No. BOT.FPG.(21)C.453/2545, focused on improving loan classification and provisioning criteria for commercial bank assets considered worthless or irrecoverable, as well as doubtful debt accounts that may be worthless or irrecoverable. Commercial banks are permitted to classify loans based on the merits of each individual account, without having to assign the same classification to debtors within the same group or to related debtors. To a certain extent, the BoT's directive has eased provisioning burden on classified loans at commercial banks. The directive also repealed the stipulation for financial institutions to write off doubtful debt that has been fully provisioned at 100 percent. Financial institutions, *if they wish,* may reverse any written off doubtful debt back on their books. The second directive, reference No. BOT.FPG. (22)C. 455/2545, stipulated that any such

written back debt shall not be included in the banks' non performing loans and total outstanding loans, thus not affecting NPL ratios.

- **Modification of the Definition of Non-Performing Loan**

However, on January 16, 2003, the BoT issued directive reference No. BOT.FPG.(22)C.7/2546 modifying the definition of non-performing loans in an attempt to standardize NPL reported by commercial banks. Repealing the previous directive of February 18, 2002, reference No. BOT.FPG.(22)C. 455/2545, commercial banks are now instructed to record written off doubtful debts that have been fully provisioned at 100 percent as non-performing loan. *In so doing, both the total amount of NPL and the ratio of NPL to total loans reported by commercial banks will be shown to increase.*

1.2 Direction of Business Operations

❑ Thai Farmers Bank in 2002 and Outlook in 2003

In 2002, the Bank improved business operations through aggressive initiatives as required by the fast changing economic, banking and financial environment. The quest for innovation has created new opportunities, enhancing the Bank's potential for growth. Based on the Bank's analysis of the market, competitors have been divided into several categories, including the larger private Thai banks, state-owned banks, foreign-owned banks, small-to-medium sized Thai banks and the non-banking financial companies. Specific strategies have been adopted for each different customer segments and competitive situation.

The Bank is implementing the Balanced Scorecard concept as a management tool to expedite the attainment of our vision and goals. This concept fosters the alignment of all units and employees to the Bank's goals and strategies. The framework looks at business strategy from 4 perspectives that are linked.

1. *Financial Perspective* for growth and long-term sustainable profitability to generate shareholder value.
2. *Customer Perspective* for creating value and differentiation to satisfy and attract customers.
3. *Internal Process Perspective* for developing and improving internal processes to drive customer satisfaction.
4. *Learning and Innovation Perspective* for creating a climate to support organizational learning, change and innovation.

In the midst of intensified rivalry and other external factors that have had adverse effects on business operations, strategies are continually reviewed. The Bank's main strategies, based on the Balanced Scorecard concept, are shown in the following chart:

- **Thai Farmers Bank Strategy**


Corporate strategy
Financial perspective
Long term sustainable profitability
Improve asset quality
Achieve fair risk-adjusted interest margin
Grow non-interest income portion
Customer perspective
Improve value to customers, thereby gaining share of wallet and achieve customer profitability
Strengthen brand & image
Internal process perspective
Improve portfolio and risk management
Build product/ channel development capability
Increase operational efficiency
Improve IT capability
Achieve information sufficiency stage
Learning & innovation perspective
Build Corporate Environment to support vision and strategy
Strengthen management innovation & leadership
Achieve numbers of staff with requisite skill & competencies
Motivate workforce

- **Strategic Programs in Running a Modern Banking Business**

Commercial banks in Thailand encountered significant operational and financial challenges after the economic crisis of 1997-1999. Despite some preemptive adjustments prior to the crisis, the Bank still had to extensively restructure many of our work processes in order to deal with unprecedented changes in the local banking business. Since 1999, the Bank has defined a new vision and mission, while restructuring the entire organization and reshaping our business strategies to facilitate the attainment of our goals. Later in 2000, the Bank developed eight strategic programs to restructure our operations for the higher efficiency and flexibility required for today's modern banking business.

Program 1: Customer Relationship Management (CRM) Development Program

This program is the development of marketing processes specific to sales and service deliveries through the customer relationship management system, to facilitate better ties between customers and the Bank. Key focus include establishing marketing and sales tactics targeted at specific segments, development of qualitative and quantitative customer relationship measurements, and the creation of an organizational culture to facilitate better sales and service. More diverse services will be offered, while reliable and complete databases and continuous training for employees will give the Bank the tools needed to maximize effectiveness and efficiency, and better respond to customers' needs.

Program 2: Credit Transformation (CT) Program

This is a process to create a new credit culture, and to develop sound underwriting standards and efficient and effective risk management. The Bank is developing tools and systems to maintain credit quality, minimize credit risk, while promoting solid new business development. Credit management is being transformed with streamlined work processes, the creation of new tools to facilitate credit approval, and the establishment of several new units to monitor credit portfolios and the approvals process. The Bank is also developing support systems for loan origination, collection and recovery to further enhance efficiency in credit processes.

Program 3: Fee-based Business Development (FBD) Program

The main objective of this program is to enhance the Bank's fee income generation and to increase market share through the Trade Finance Project (TF) and the Electronic Delivery System & Cash Management Project (EDCM). For TF operations, the Bank will clearly separate customer relationship management from operational units, as the latter will be relocated to Centralized Processing Centers, core units that will handle all business operations. Salesforce personnel will therefore, be able to focus primarily on marketing and customer service. In the EDCM Project, the Bank has developed an online electronic banking system, operating 24-hours daily, comprising of cash management, trade finance and foreign exchange services.

Program 4: E-Approach Development (EAD) Project

This is an important step in preparing the Bank for efficient use of Internet technology, starting with improvements in the TFB web-site to achieve higher public recognition. In addition, the security system guarding the Bank transactions has been improved to increase the confidence of customers. Focus has been placed on swift implementation and broad categories of information to better respond to the needs of customers of all sizes, shareholders and the general public.

Program 5: Centralized Back Office (CBO) Reconfiguration Program

All operational units will be placed under the supervision of the Central Operations Department (CE) in order to improve efficiency and allow the branches to focus primarily on sales and customer service. The Bank is in the process of creating work processes compatible with centralized operations. Training courses are in place to enhance employee's skills in sales and service. In 2002, the Bank has completed the centralization of back office operations for all branches in Greater Bangkok.

Program 6: IT Infrastructure Development (ITD) Program

The Bank has placed great emphasis on the continuing development and transformation of its IT infrastructure, by creating an efficient, flexible and secure database through changes in its core computer platform to facilitate changing market demand and address new service requirements.

Program 7: Value-Based Management (VBM) Program

This is a strategic concept designed to foster the alignment of every unit and employee to the Bank's goals. The Balanced Scorecard concept has been adopted as a management tool to provide a framework for strategy using several linked perspectives. A Profitability Analysis (PA) system has also been developed for use in reviewing business groups, departments, products and customers. Currently, the rollout of the Bank's vision and strategies under the Balanced Scorecard concept to every operational level is underway. A new computerized system has been implemented to track results and ensure the alignment of individual actions to Bank goals.

Program 8: Human Resources Management Development (HRMD) Program

The Bank has targeted the development of effective human resources management that is comparable to international standards. Through various programs, the Bank will be able to attract and retain high-caliber personnel, and provide them with better opportunities to fully utilize their potential. The Bank will implement a system for performance evaluation and compensation (Performance-Based Compensation), together with a database for effective management and placement of key personnel.

❑ Corporate Governance [1]

The Bank knows that good corporate governance is a key factor in sustainable growth in the performance of the Bank, and is central to achieving the Bank's primary objective of maximizing shareholder value. The corporate governance practices at the Bank provide a structure that enables this objective to be achieved, while also ensuring that the business affairs of the Bank are conducted under the highest ethical standards and in accordance with the law.

The core values of the Bank include:

- Customer satisfaction
- Belief in teamwork
- Dedication to professional and ethical conduct
- Commitment to discipline
- Proactiveness

The Bank is committed to its code of business conduct in its operations and requires all staff to strictly follow this code of conduct in the performance of their duties and responsibilities. The Board of Directors has established key principles of good corporate governance for all staff to follow, namely:

- Integrity
- Transparency
- Independence
- Accountability
- Responsibility
- Fairness
- Social responsibility

Board of Directors

The Board of Directors of the Bank is composed of individuals with sound knowledge, capabilities and broad experience in business. Each director is expected to participate in the governance of the Bank, independently and objectively, for the benefit of all shareholders and other stakeholders. The duties and responsibilities of directors are defined in the Board of Directors Charter. The Board is comprised of 9 independent directors so as to ensure quality judgements, free of bias, to all issues. Directors are initially appointed for 3 years, and may be reelected for further terms by shareholders. The role of the Board is to oversee the Bank's management, ensuring that management continually strives for superior performance, taking into account all possible risks.

The relationship between the Board and management is one of partnership. Whereas the President, as Chairman of the Management Board, is responsible to the Board for the day-to-day management of the Bank, the Board provides strategic overview, tactical input, plus the monitoring of implementation and results.

The Board of Directors has established 4 Board Committees to assist the Board in fulfilling its responsibilities, their purpose being to consider in greater

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[1] For further details, please consult the **Annual Report.**

depth than is practical at Board meetings, matters for which the Board retains responsibility. The type and composition of Board Committees shall be reviewed annually by the Board. The meeting minutes of Board Committees are circulated to all Directors for their information, and for formal recognition by the Board. This provides directors with an opportunity to seek additional information and/or to comment and express views on issues being addressed at Committee level.

Corporate Governance Committee

The Corporate Governance Committee is made up of 4 directors appointed by the Board. Its main responsibility is to oversee business practices and the conduct of the Board of Directors, Board committees, management and other employees to ensure compliance with the Statement of Corporate Governance Principles and Bank policies, laws and regulations, policies of government agencies and institutions supervising commercial banks.

To undertake these responsibilities, the Corporate Governance Committee has established and reviews the Bank's Code of Conduct, as prescribed in the Statement of Corporate Governance Principles. Other duties include review of policies, principles and guidelines for the Good Corporate Governance Practices, and making recommendations on ethics and the Code of Best Practices in business operations.

Audit Committee

The Audit Committee is composed of 4 independent directors. It oversees risk management, internal control systems, as well as financial reporting and audit processes to ensure they are in compliance with applicable laws and regulations, and the Bank's Code of Conduct. The external auditor and the head of Internal Audit may be invited to attend meetings of this Committee, and separate meetings are also held with each, without the presence of the management of the Bank, at least once annually. Management may be required to attend Audit Committee meetings. At least six Audit Committee meetings are held each year.

Ultimate responsibility, however, for the approval of the annual, semi-annual and quarterly financial statements rests with the Board.

Human Resources and Remuneration Committee

The Human Resources and Remuneration Committee is composed of 4 non-executive directors. It oversees the formulation of remuneration policy for the President and Executive Vice-Presidents, and recommending to the Board remuneration for Board members, including that of the Chairman. The Committee formulates the terms of employment, benefits and compensation, which are then embodied in the letter of appointment.

Risk Management Committee

Risk management is a critical focus in the management of a financial institution. The Board of Directors acts as the Risk Management Committee of the Bank. It oversees the operations of the Internal Risk Management Subcommittee and provides recommendations to the Subcommittee. The Subcommittee consists of the President, as Chairman, Executive Vice-Presidents and senior executives from

the business groups, totaling 12 members. The Subcommittee is responsible for the establishment and maintenance of efficient risk management systems, including appropriate risk control systems for each transaction, as well as for aggregate risk levels, by identifying, evaluating, and managing the Bank's credit, market, liquidity, and operational risks.

In 2002, the Bank received recognition for excellence in corporate governance as follows:

1. *Finance Asia Magazine*, in its April 2002 issue, reported the results of a survey on companies with exceptional performance in good corporate governance. The poll used 300 investors and analysts in 10 Asian countries as respondents. Thai Farmers Bank was ranked third highest for Thailand, and first among Thai commercial banks
2. *Euromoney Magazine*, in its July 2002 issue, reported on the results of a survey on corporate governance at 650 large, emerging-market companies. Only 183 companies from that group met their corporate governance standards and Thai Farmers Bank was ranked 8th among them, and 2nd for all financial institutions in the group. Within the group of financial institutions in Thailand, Thai Farmers Bank was ranked 1st in their corporate governance ratings.
3. *Asiamoney Magazine*, in its October 2002 issue, reported on the results of a survey on corporate governance in Asian countries (excluding Japan and Australia), totaling 200 companies. Thai Farmers Bank was ranked 4th in the banking category, and was ranked 1st for banks in Thailand.
4. *The Thai Rating and Information Services Company Limited* (TRIS) is the official corporate governance rating agency in Thailand, authorized and supported by the Securities and Exchange Commission (SEC) under the SEC corporate governance rating project. Thai Farmers Bank received a corporate governance rating by TRIS of 'good to very good', with a total score of 8.61 out of 10.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance 2002

The Bank's consolidated net income for 2002 totaled Baht 6,684 million, an increase of Baht 5,676 million over 2001. The difference was achieved primarily through decreasing non-interest expenses of Baht 3,654 million. In 2001 and 2002, the Bank booked allowances for impairment of properties foreclosed of Baht 2,918 million and Baht 558 million respectively. Full provisioning of Baht 1,400 million for our early retirement program was made in 2001, thereby having no impact this year. Results also include a realized profit of Baht 665 million on the sale of loans from Chanthaburi Asset Management Company.

❑ Net income from interest and dividend

The Bank's consolidated net income from interest and dividends in 2002 were Baht 18,622 million, increasing by Baht 1,047 million or 5.96 percent from the previous year. The net increase was due to lower domestic interest rates, resulting in decreased interest income of Baht 3,094 million and interest expenses of Baht 4,141 million.

❑ Normalized provisions

The Bank has targeted normalized provisioning of 0.50 percent of total loans, including both performing and non-performing loans. In 2002, the Bank set up normalized provisions of Baht 800 million.

❑ Non-interest income

The Bank's consolidated non-interest income for 2002 were Baht 7,995 million, decreasing from last year by Baht 183 million or 2.24 percent. The decrease was due to gains on exchange decreased by Baht 240 million and gains on investments decreased by Baht 200 million, while fees and service income increased by Baht 194 million.

Gains on exchange decreased by Baht 240 million due to the Bank realized profit Baht 330 million from closing foreign branches in 2001. Gains on investments decreased by Baht 200 million mainly due to the Bank's higher profit from sale of government bonds in 2001.

- **Non-interest expenses**

The Bank's consolidated non-interest expenses for 2002 were Baht 18,262 million, dropping by a total of Baht 3,654 million or 16.67 percent. The decrease was due to the Bank booking allowances for impairment of properties foreclose of Baht 2,918 million to absorb impairment costs, selling and holding expenses, and losses on sale, as well as allowances for the early retirement program of Baht 1,400 million in 2001. In 2002, the Bank booked allowances for impairment of properties foreclosed of Baht 558 million; no additional allowances were taken for the early retirement program since it was fully provisioned for in 2001.

2.2 Financial Position Analysis

- **Assets**

Total consolidated assets of the Bank, as of December 31, 2002 were Baht 760,782 million, decreasing from last year by Baht 13,817 million or 1.78 percent. The decrease in total assets resulted from a reduction of excess liquidity due to the issuance of government savings bonds with highlights as follows:

Interbank and money market items, as of December 31, 2002 totaled Baht 94,840 million, dropping from last year by Baht 70,265 million, or 42.56 percent. The decrease was due to the Bank reduced deposits in foreign institutions and shifts to investment in securities purchased under resale agreements amounting to Baht 14,700 million and increased investments, mainly in government bonds, amounting to Baht 41,763 million.

Loans, as of December 31, 2002 stood at Baht 506,203 million, increasing from last year by Baht 29,716 million, or 6.24 percent. The increase was due to writing back of previously written off doubtful loans in accordance with BoT's regulation, totaling Baht 25,686 million.

- **Liabilities and Shareholders' Equity**

Total consolidated liabilities of the Bank, as of December 31, 2002 were Baht 725,337 million, decreasing from the previous year by Baht 21,822 million or 2.92 percent. The liabilities that changed significantly were deposits and interbank and money market items. Deposits dropped from last year by Baht 13,139 million or 1.98 percent due to higher withdrawals of deposits for investment in government savings bonds. Interbank and money market items dropped from last year by Baht 8,129 million or 58.81 percent mainly due to matured deposits from foreign financial institution.

Total shareholders' equity as of December 31, 2002 was Baht 35,445 million, increasing from last year by Baht 8,005 million or 29.17 percent which was caused by the decrease in retained losses of Baht 6,904 million and the increase in revaluation surplus on investments of Baht 1,248 million.

❑ Relationship between sources and uses of funds

As of December 31, 2002, funding structure as shown in the Consolidated Financial Statement comprises Baht 725,337 million in liabilities and Baht 35,445 million in shareholders' equity resulting in a liability to shareholders' equity ratio of 20.46x. The major source of funds is deposits, accounting for 85.62 percent of the total. Other sources of funds include Interbank and money market items and borrowing, which accounted for 0.74 percent and 6.38 percent of the total, respectively.

The Bank and its subsidiaries' major use of funds is loans. As of December 31, 2002, loans amounted to Baht 506,203 million resulting in a loan-to-deposit ratio of 77.71 percent. For remaining liquidity, the Bank has invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements and investment in securities.

The Major sources and uses of funds mentioned above in 2002 are depicted according to contractual maturity periods in the following table:

Major Sources and Uses of Funds for the Bank and its subsidiaries

(Million Baht)

Period	Deposits	%	Loans	%
≤ 1 year	638,654	98.04	337,304	66.63
> 1 year	12,739	1.96	168,899	33.37
Total	651,393	100.0	506,203	100.0

Note: Details of deposits and loans appear under the item, "Liquidity Risk Management" in the Analysis of Remaining Maturity of Assets and Liabilities

The Bank and its subsidiaries' deposits with remaining maturities of less than and equal to 1 year in 2002 and 2001 totaled Baht 638,654 and 657,987 million, respectively, representing a decrease of Baht 19,333 million or 2.94 percent over the year. On the other hand, the deposits with remaining maturities over 1 year in 2002 and 2001 totaled Baht 12,739 and 6,545 million, respectively, representing an increase of Baht 6,194 million or 94.64 percent.

The Bank and its subsidiaries' loans with remaining maturities of less than and equal to 1 year in 2002 and 2001 were Baht 337,304 and 302,773 million, respectively, representing an increase of Baht 34,531 million or 11.40 percent over the year. The loans with remaining maturities over 1 year in 2002 and 2001 were Baht 168,899 and 173,714 million, respectively, representing a decrease of Baht 4,815 million or 2.77 percent.

From the above table, it can be seen that as of December 31, 2002, the amount of deposits with remaining maturities of less than and equal to 1 year is higher than the amount of loans with remaining maturities of less than and equal to 1 year. This is considered normal for commercial banks in Thailand, as they fund their lending or investments in long-term assets through short-term liabilities. However, it is likely that deposits will remain with the Bank longer than their stated contractual maturity, as most depositors normally renew the deposit when their

maturity comes due. Therefore, the Bank can use these funds to support its lending business.

Investment

The Bank and its subsidiaries have net investment in securities consisting mainly of available for sale, debt instruments held to maturity and investment in subsidiaries and associated companies. An impairment review for investments is carried out when there is a factor indicating that investment might be impaired. As of December 31, 2002, investments in securities classified by type are as follows:

(Million Baht)

Type of Investments	December 31, 2002	%	December 31, 2001	%
Debt Instruments	**148,145**	**89.86%**	**100,752**	**81.84%**
Government and State Enterprise Securities				
• Trading Investments	6,988	4.24%	2,529	2.05%
• Available-for-sale Investments	55,787	33.84%	39,857	32.38%
• Held-to-maturity Investments	45,881	27.83%	31,673	25.73%
Private Enterprise Debt Instruments				
• Trading Investments	-	-	-	-
• Available-for-sale Investments	5,862	3.56%	3,744	3.04%
• Held-to-maturity Investments	425	0.26%	337	0.27%
Foreign Debt Instruments				
• Trading Investments	19,175	11.63%	12,080	9.81%
• Held-to-maturity Investments	14,027	8.51%	10,532	8.56%
Equity Securities	**16,719**	**10.14%**	**22,349**	**18.16%**
Available-for-sale Investments	2,033	1.23%	3,447	2.80%
General Investments	13,406	8.13%	17,475	14.20%
Investments in Subsidiary and Associated Companies	1,280	0.78%	1,427	1.16%
Total Investments – Net	**164,864**	**100.00%**	**123,101**	**100.00%**

Capital Investments

In 2002, most capital investments were for investments in information technology (IT), totaling Baht 1,299 million, which were undertaken as part of the Bank's strategic plans to improve its database and migrate to a new IT platform. These improvements will facilitate better service to customers. Aside from this, other capital investments were made amounting to Baht 1,757 million mostly for increasing service channels to customers and for the opening of outlets in retail trade centers, malls, and department stores.

Liquidity

Cash and cash equivalents, according to the Bank's sole financial statement at the end of 2002 totaled Baht 9,764 million, decreased by Baht 2,378 million due to the following activities:

- Net Cash from operating activities totaled Baht 37,846 million as a result of changes in key operating assets and liabilities, i.e., interbank and money market items showing a drop of Baht 69,823 million. Securities purchased under resale

agreements went up Baht 14,700 million, and trading investment increased by Baht 4,504 million. Deposits, on the other hand, recorded a drop of Baht 12,845 million.

- Net Cash used in investment activities totaled Baht 40,225 million, consisting of cash spent on available-for-sale investments of Baht 80,339 million, purchase of securities held until maturity of Baht 41,811 million and purchase of land, premises and equipment of Baht 1,483 million. In addition, cash received from disposal of available for sale investment totaled Baht 58,367 million, while redemption of held to maturity debt instruments totaled Baht 25,620 million.

Cash and Cash equivalents, according to the Bank's consolidated financial statement at the end of 2002 totaled Baht 9,764 million, down by Baht 2,378 million due to the following activities:

- Net Cash from operating activities totaled Baht 35,720 million, as a result of changes in key operating assets and liabilities, i.e., interbank and money market items decreasing by Baht 70,265 million. Securities purchased under resale agreements went up Baht 14,700 million, and loans increased by Baht 8,305 million. Deposits, on the other hand, showed a drop of Baht 13,139 million.
- Net Cash used in investment activities totaled Baht 38,073 million, comprising cash spent on available-for-sale investments of Baht 80,339 million and purchase of securities held until maturity of Baht 43,191 million. In addition, cash received from disposal of available for sale investment totaled Baht 58,406 million, while redemption of debt instruments held to maturity totaled Baht 26,490 million.
- Net Cash used in financial activities totaled Baht 25 million, resulting from dividend paid to minority interest.

2.3 Capital Requirements

❑ Capital Funds

As of December 31, 2002, the Bank and its subsidiaries had a capital base of Baht 73,031 million, comprising of tier-1 capital totaling Baht 42,970 million and tier-2 capital totaling Baht 30,061 million. The capital adequacy ratio of the Bank and its asset management companies equaled 14.34 percent, above the minimum Bank of Thailand's requirement of 8.50 percent. Details are as follows:

Capital Adequacy Ratios

	Dec 31, 02	Sep 30, 02	Jun 30, 02	Mar 31, 02	Dec 31, 01
Tier-1 Capital	8.44%	8.48%	8.32%	7.56%	7.43%
Tier-2 Capital	5.90%	5.84%	5.77%	5.64%	5.54%
Total Capital Requirements	14.34%	14.32%	14.09%	13.20%	12.97%

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and borrowings, which complies with the Bank of Thailand's requirements. As of December 31, 2002, the Bank had cash, on deposit at the Bank of Thailand, and eligible securities, totaling Baht 132,743 million.

3. Operations of Business Groups

3.1 Business Overview

Thai Farmers Bank's operations are divided into three main groups:

1. **Corporate Business Group** is responsible for overseeing customer relationships with corporate and SME customers. The main products of the group include loans, trade finance, cash management services, foreign exchange, corporate finance and securities services.
2. **Retail Business Group** is responsible for supervising customer relationships with retail business and individual customers. Products include retail business loans, consumer loans and credit cards. This group also manages related sales channels and provides service to customers through a direct sales team, a call center and other electronic channels.
3. **Treasury Group** is responsible for managing the assets and liabilities of the Bank, including trading securities, foreign exchange and derivatives.

3.2 Corporate Business Group

The Corporate Business Group provides services to customers with sales volumes over Baht 50 million. The Corporate Business Group covers 3 customer segments, delineated by sales volume, in order to emphasize efficient financial service and optimize customer satisfaction.


Overview
Large Corporate
Medium Corporate
Complex
Large Corporate Segment: Customers with sales volumes over Baht 5,000 million, most using Project Finance, Syndicated Loans and Money Market Products.
Medium Corporate Segment: Customers with sales volumes of Baht 400-5,000 million mainly focusing on electronics, textiles, food processing, and automobile businesses.
Small Corporate Segment: Customers with sales volumes of Baht 50-400 million, served through Business Banking Centers (BBC) both in the Bangkok Metropolitan Area and upcountry.

❑ Customer Segment

Loans, presented after writing back previously written off doubtful loans and classified by customer segment, as of December 31, 2002, include:

Loans Composition Classified by Customer Segment
As of December 31, 2002


Large corporate segment
31,508MB
24.33%
Small corporate segment
48,530MB
37.48%
Medium corporate segment
49,462MB
38.19%
Note:
MB = Million Baht

- **Large Corporate Segment**

Overview

This unit provides sophisticated financial products and services for large corporate and investment project customers, focusing on telecommunications, power generation and the petrochemical industries. **Capital Financing Services** include end-to-end financial offerings such as Loan Arrangement services, Financial Advisories, Debt Capital Market Product Underwriting and a complete range of products such as Working Capital Financing, Trade Finance, Tailor-made Loans, Project Finance Lending and Syndicated Loans. **Other financial services** include Advisory Services, Cash Management, and Foreign Exchange.

Goals and Operating Environment

Given relatively weak credit demand from corporate customers, the Large Corporate Segment will focus on increasing non-interest income from fee based products such as corporate finance, cash management and foreign exchange, while continuing to provide innovative and competitively priced credit products.

Fierce competition for large corporate customers in 2002, necessitated a major reorganization of operations to improve competitiveness and efficiency. The Bank has established ongoing professional development for our relationship managers (RMs) in order to improve sales skills, customer relationship management, industry specific expertise, credit evaluation and product knowledge.

These courses develop and prepare our RMs to be true professional advisors to our customers.

In addition, the Bank has implemented the Risk-adjusted Return on Capital (RAROC) system (based on our required rate of return, and risks incurred from the financial services provided) in order to standardize measurement of benefit derived from the Bank's investments and lending activities.

- **Medium Corporate Segment**

Overview

This unit provides a full range of financial products and services to corporations with sales volumes of Baht 400-5,000 million, focusing on electronics, textiles, food processing and automobiles. **Capital Financing Services** include financial products, such as Working Capital Financing, Capital Expenditure Loans, Project Finance Loans, and Trade Finance. **Other Financial Services** include Cash Management, Foreign Exchange and Advisory Services.

Goals and Operating Environment

To support the government policy on foreign trade (import-export), the Medium Corporate Segment places special emphasis increased credit through trade finance. Additionally, it focuses on increasing non-interest income through cross-selling fee-based products, such as trade finance, cash management and foreign exchange.

Due to limited new loan demand in the market, most banks compete for better-quality customers by employing the strategy of competitive pricing and by emphasizing customer service. In order to retain and gain new customers, the Bank also focuses on creating and improving lasting relationships with customers, offering a greater variety in both generic and customized products, as well as promoting the Bank image.

- **Small Corporate Segment**

Overview

This unit provides financial services to corporations with sales volumes of Baht 50-400 million in the Bangkok Metropolitan Area and upcountry. Corporate Relationship Managers deliver a full range of domestic credit, trade finance, and cash management products to meet the needs of this growing segment.

Goals and Operating Environment

The Small Corporate Segment focuses on increasing credit from domestic credit and trade finance, as well as fee-based products such as trade finance, cash management and foreign exchange.

As SME play an important role in the country's economic development, the Bank, as have most financial institutions, has increased resources devoted to this sector. The Bank is an important participant in this market given the large number of SME in our customer base. We have already customized sales and services for this segment and new initiatives are underway to provide more variety and a complete range of services.

❑ Product Group

To ensure that products and services focus on demand and opportunities in all customer segments, the Corporate Business Group has 7 product groups.

Loans Composition Classified by Product Group
As of December 31, 2002



BIBF
4,602MB
3.56%
Others
491 MB
0.38%
Trade finance
27,147MB
20.96%
Domestic credit
97,260MB
75.10%

Note:
MB = Million Baht

Total 129,500 MB

- **Domestic Credit Products**

Overview

There are 2 main Domestic Credit products: **Working Capital Finance** (Overdrafts and Promissory Notes), and **Investment & Capital Financing** (Several Types of Loans). The Bank also offers several contingent **Bank Guarantee** products, such as Letters of Indemnity, Avals and Financial Statement letters.

Goals and Operating Environment

Domestic Credit emphasizes expansion of credit volume to customers with growing businesses and positive impact on the economy, and good credit records. For 2003, the Bank has targeted domestic credit growth at 3.20 percent, which will be managed within our established risk parameters.

Due to the global and domestic economic slowdown, private investment is weak and we are experiencing lower new credit demand. Accordingly, most banks have to compete aggressively by employing competitive pricing as a tool. The Bank, however, has a large market share in this competitive environment and aims to retain and acquire new customers by maintaining better relationships, offering a diverse array of products, and providing high levels of customer service.

- **Trade Finance**

Overview

Trade Finance offers for import businesses many types of **Letters of Credit** such as L/Cs at sight, Term L/Cs, Trust Receipts, and Bills for Collection (B/C), and for export businesses several services, such as Export Bills for Collection under Letters of Credit and Export Bills for Collection.

Goals and Operating Environment

Trade Finance is focusing on expansion of all products with existing and new customers, especially in industries with sustainable growth. Currently, trade finance products face heightened competition from Thai and foreign commercial banks, since it is one of the few business segment that has potential for growth. Competitive credit products and pricing are still critical factors to remaining competitive in this market. Trade Finance plans are to:

- Exploit our up-to-date technology to improve efficiency, achieving faster service times and lower operating costs by shortening operational processes.
- Build relationships with customer, such as by arranging seminars on techniques in trade finance, relevant business topics and the world economic situation.
- Provide customers with Trade Relationship Officers (TRO) who act as business consultants for customers in the area of document preparation and handling of problems related to international business.
- Cooperate with correspondent bank alliances and emphasize product development.

- **BIBF (Bangkok International Banking Facilities)**

Overview

BIBF is an international lending service for both domestic and foreign customers. These services include the lending of Thai Baht and foreign currency loans to foreign commercial banks. The Bank provides the following services: Lending to entities outside Thailand (Out-Out), Lending to domestic entities (Out-In) and other services including foreign exchange, avals, capital financing, and international loan syndicated arranged in both Thai Baht and foreign currencies.

Goals and Operating Environment

BIBF emphasizes maintaining our existing customer base as domestic interest rates are low and customers want to reduce their foreign exchange rate risk. As a result, BIBF demand is limited. However, customers whose business incomes are in foreign currencies and meet with BoT criteria are still being served. Currently, competition in this market is limited since current domestic interest rates are low, resulting in lower demand for foreign currency loans.

- **Corporate Finance**

Overview

There are 2 major services provided by Corporate Finance. ***Financial Advisory Services*** provides a full range of financial advisory services such as fund-

raising services, debt restructuring, mergers and acquisitions, bond issuance advisory, and customer rating advisory. ***Corporate Finance Services*** provides end-to-end services including developing, marketing and distributing financial products for fund-raising. These services are also offered through Bank facilities such as syndicated loans and project finance lending, and through debt capital market products, of which the Bank is the broker-dealer and underwriter. For secondary market trading, the Bank is a bond-trading broker for the debt capital market. In addition, Corporate Finance is a distributor of state enterprise bonds and is responsible for researching the debt capital market, the economy, foreign exchange market and capital market, providing information to issuers and investors.

Goals and Operating Environment

Corporate Finance stresses maintaining its current market share in both the equity and debt instrument markets. For underwriting and state-enterprise bidding this year, the Bank will expand its corporate finance services and will work to develop business with the Medium and Small Corporate segment, in addition to the traditional Large Corporate segment. Corporate finance products face aggressive competition, as both Thai and foreign commercial banks have taken on much greater roles in this market. The Bank has retained a large market share in the growing debt capital markets since we have been selected as a debt capital broker-dealer by many governmental and private institutions.

- **Foreign Exchange Service**

Overview

Foreign Exchange Services and products for international trade include spot transactions and hedging instruments such as forward contracts and other financial derivatives.

Goals and Operating Environment

Foreign Exchange focuses on retaining our existing customer base as well as expanding to new customers by emphasizing customer service and offering products specific to the needs of each market segment. Foreign exchange trading services face aggressive competition. Derivative products are a critical element to remaining competitive in this market, in order to attract new and retain existing customers.

- **Cash Management**

Overview

Cash Management Services provide an efficient, effective, end-to-end solution in cash management, enabling more control on company costs of funding, interest paid, liquidity, and time expended. There are 3 key services provided under Cash Management. **Collection Management Services** help companies manage check collection and/or cash from payments made by their customers. **Payment Management Services** facilitate payable management for companies by arranging scheduled payments to their account payables or other beneficiaries. These services also help companies improve their payment management efficiency in terms of document preparation and turnaround time. **Liquidity Management Services**

manage companies' account receivables, account payables, plus other payments and collections to minimize interest paid.

Goals and Operating Environment

Cash Management stresses increasing cash in-out flow efficiency, providing up-to-date financial information through electronic channels to reduce operational costs and offering convenient customer services without the need to visit branches. Most Thai commercial banks have turned their attention to cash management services and are attempting to develop more product variety. Foreign commercial banks, however, remain the leaders in this market, holding significant market share in the large and multi-national corporate sector.

During the past three years, the Bank has further developed its cash management services and products. Currently, we have a complete range of services and employ up-to-date technology to shorten operational processes and improve efficiency.

- **Securities Services**

Overview

Securities Services consist of **Custodial Services** for retirement funds, private funds, and other mutual funds, and **Registrar Services** for bonds, securities, and mutual funds. The Bank also provide support service to syndicated loans such as being the **Security Agent** for collateral control, and **Facility Agent** for coordinating and controlling lenders and their borrowers to comply with agreements.

Goals and Operating Environment

Securities Services focuses on increasing services to existing and new customers, especially in the area custodial services for mutual and property funds. Acting as Registrar and Facility Agent, the Bank offers a product package coordinated with corporate finance services. In addition, as Security Agent we offers syndicated loans and project finance to provide a full range of services to customers.

Most securities service providers compete through competitive pricing. The Bank, however, emphasizes services such as value pricing (value-added services) to serve and satisfy customers' needs, including the TFB e-Custodian service which was fully operational in 2002. In addition, the Bank has continuously improved its operational processes to increase efficiency and reduce operating costs. Staffs are being trained and developed to obtain professional certification from regulatory institutions and associations.

❑ Business Banking Center : BBC

The Corporate Business Group established Business Banking Centers to maximize value to customers in services, products and relationship management. BBC provide a full range of end-to-end services and products, ranging from standard banking transactions, such as commercial loans, to more sophisticated product, such as cash management and customized trade finance.

3.3 Retail Business Group

The Retail Business Group develops and manages relationships with small business enterprise customers and individual households, with products and services to meet the financial needs of these targeted segments. It also manages the Bank's delivery channels and develops new consumer and small business focused financial products.

❑ Sales and Service Channels

In order to reach retail banking customers, multiple service and sales channels are provided.

- **Branch Service**

This remains the primary channel for customers to conduct financial transactions with the Bank. To enhance efficiency, branches are classified into 3 groups, based upon their internal and external potential to facilitate sales and service to customers efficiently.

Upcountry

- **Full Branches** are located in areas with good business traffic potential and serve a complete range of financial needs (commercial and personal), including complex loan transactions and loan closures.
- **Retail Branches** provide financial services to customers in all segments, coordinate with Direct Sales Units to sell credit products to targeted customers as well as maintain customer relationships.
- **In-store Branches** aim to serve *transactor* and middle-income customers during non-traditional banking hours at locations such as malls, stores, offices, and urban areas.
- **Transaction Outlets** focuses primarily on providing and maintaining transaction services for customers, selling non-credit products, providing advice on Bank's products and encouraging credit and financial service cross sales.

Urban Areas: Branch Clusters Branches in the major metropolitan areas are arranged in clusters and supported by centralized units and sales teams. They comprise of Retail Branches, In-store Branches, Transaction Outlets and Direct Sales Unit Hubs.

Single Full Branches

Branches located in many upcountry areas still do not lend themselves to being in clusters. Often they are located far away from city centers where they would otherwise not be convenient for customers. Their existing model is therefore maintained and managed as a single unit.

- **Direct Sales Force**

Sales efforts take place via Direct Sales Force and in the branches. Outside the branches, the following units focus on credit sales: Specialized Services Unit, Product Based Sales Forces (Housing Loan Unit, and Consumer Loans & Credit Card Unit), Business and Professional Unit and Platinum Signature Unit.

- **Alliance Partners**

Companies or organizations taking part in joint activities such as co-branded credit cards.

- **Direct Marketing**

This includes cross selling to the Bank's existing customers with other products such as deposit services.

- **TFB e-ATM**

In 2002, the Bank installed 100 additional ATM machines, bringing the total number to 1,100, enhancing the network's convenience and our ability to meet the needs of an increasing number of ATM/debit card customers and visitors to Thailand. Moreover, ATM efficiency improved with extensive upgrades in both hardware and software and the addition of new features such as personal income tax payment and tutorial institution enrollment.

- **TFB e-Phone**

This unit's purpose is to develop telephone services to support the tele-banking needs of customers. The number of access ports were increased from 120 to 300 port connections between the phone line system and our customer database, permitting more rapid response to customer queries. The year 2002 also saw improved automated payment and purchasing services, as well as increased revenue from transaction fees (including the ordering of checkbooks, purchase of internet-hours, and purchase of the prepaid mobile telephone time for all communication networks). New services include tax payments to the Revenue Department of Thailand, inquiries about Value Choice rewards program, and user-set limits for the TFB Flex-C and TFB e-Cash Cards.

- **TFB e-Internet Banking**

In 2002, the Bank began the implementation of a new platform to support our growing customer base (both individual and business), and a rapid increase in banking transactions. It is expected to be online in the first quarter of 2003. Several services were launched in 2002, such as personal income tax payments, prepaid mobile phone refill purchases with AIS (One-2-call!) and DTAC (Dprompt). Currently, around 10,000 customers utilize our cyber banking.

- **TFB e-Mobile Phone Banking**

In March 2002, the Bank launched the e-mobile Phone Banking STK (Sim-Tool-Kit) with AIS, and enhanced features such as fixed deposit inquiries, loan, mutual fund and credit card accounts, and balance transfers to other accounts.

- **TFB e-Commerce Services**

Presently, more than 50 merchants use TFB e-Commerce service. Business transactions average 100 transactions per month, such as booking movie tickets (Major Cineplex) via AIS mobile phones. The Bank will expand the number of merchants using e-commerce services.

- **TFB e-Banking Centers**

There are currently 6 centers available on BTS stations, 3 centers in office buildings and one center at Tesco Lotus, Chaeng Wattana branch.

- **Cash Deposit Machines**

Currently, there are 37 Cash Deposit Machines installed at branches, with plans to install more every year.

❑ Customer Segment

To efficiently meet customer needs, the Retail Business Group divides customers into the following segments:

- **Owner-Operator**

These are entrepreneurs and professionals who operate small businesses with turnovers of up to Baht 50 million. Such customers mainly need local currency for working capital funds. The Bank will focus on reducing the cost of delivery to this sector and offering improved products and services to induce customers to make us their main bank.

- **Platinum Customer**

These are customers with monthly incomes exceeding 100,000 Baht. Many with savings accounts, loans and credit cards. The Bank plans to create a separate premium banking channel, the Platinum Signature Unit, with highly skilled Platinum Customer Managers to give these high net worth customers personal financial advice. This initiative will be implemented during the second quarter of 2003.

- **Middle Income**

These customers are wage earners with salaries ranging from 15,000-100,000 Baht, many of whom have the Bank's credit cards and housing mortgages. The Bank's Direct Sales units together with its in-store branches, operating 7 days a week will continue to offer on a broad menu of financial products and services to this segment.

- **Transactor**

These are customers with incomes of less than 15,000 Baht, many of whom maintain only small balances savings accounts but frequently visit branches for cash related transactions. The credit needs of this segment will be met through our partnership with Cetelem and through the development of debit card activated personal lines of credit.

❑ Product Group

To be able to offer the right products and services to each customer group, the Retail Business Group promotes the following product groups with results as of December 31, 2002 as follows (loans are presented after writing back previously written off doubtful loans):

Loan Composition Classified by Product Group
As of December 31, 2002


Other Loans
864 MB (0.48%)
Credit Card
5,524 MB (3.09%)
Housing Loan
25,895 MB (14.50%)
Retail Business Lending
Term Loans
53,062 MB (36.25%)
Overdrafts
68,681 MB (46.92%)
Promissory Notes
23,059 MB (15.75%)
Trade Finance
1,574 MB (1.08%)

- **Retail Business Lending**

Overview

Retail Business Lending involves secured credit facilities to businesses, entrepreneurs and professionals for short-term and long-term commercial purposes. Financial products and services provided include **Overdrafts** (commercial and agricultural), **Promissory Notes** (commercial, agricultural and industrial) and **Term Loans** (commercial and agricultural). The Bank also provides bills of exchange, letters of indemnity and bills of exchange acceptances to meet the financial requirements of business customers.

As part of the Credit Transformation Program, new credit processes were introduced in Bangkok to standardize decision-making and boost process efficiency. Some of the salient features of the transformation are the establishment of Formula Lending for customers with outstanding credit less than Baht 10 million, standards for underwriting, controlling risk and managing operations, and extensive training for both sales and service personnel.

The Bank has also put in place marketing strategies to support the Distribution Network in order to maintain and increase qualified credit customers. Programs include relationship pricing, dealer financing and incentives for non-active customers to utilize approved credit lines.

Goals and Operating Environment

Retail Business Lending is continually developing new products to serve the credit needs of small business enterprises and increase customer credit line utilization. Pricing models are being developed as tools to analyze customer transactions and profit by type of relationship and will be used for pricing strategy. Marketing campaigns will be launched for the purpose of reducing customer attrition rates and to strengthen current relationships. At the same time, credit processes will be improved to promote greater efficiency and transparency.

Although the growth of retail business lending has been modest due to sluggish economic growth, there is nevertheless loan demand, unlike many other sectors. The lower credit demand from the corporate sector has led many Thai commercial banks to seek increases in market share and profits in retail business lending. Moreover, retail business lending is considered by the government and Bank of Thailand as a tool to stimulate the growth of small business enterprises. As a result, the Retail Business Group has faced increasingly fierce competition. To compete in this market, the Bank has introduced one-stop services to businesses by forming a product sales force for each customer segment group, and a new credit process, initially in Bangkok to boost process efficiency and standardize credit decision-making.

- **Consumer Loans**

Overview

Consumer Loans offers a variety of products to serve the changing needs of individuals and household. **Housing Finance**, with various rates and installment options is available to individual consumers who want to own property for residential purposes. Optional features often attached to housing loans are the **Pitaksin Loans** and **Multi-Purpose Loans**. Pitaksin is a loan for customers who wish to have life insurance with the Muang Thai Life Assurance Company cover their mortgage, while Multi-Purpose Loans are a refinancing product offered to existing customers with a regular 3 year payments history.

Through our partnership with Cetelem, small unsecured installment loans are made available to customers, and the Bank has also begun offering an unsecured revolving credit product, **TFB Privilege,** for emergency financial assistance at credit limits of up to 3.5 times monthly income, or a maximum of 1.5 Million Baht.

In addition, other consumer loans, such as **Provident Fund Loans, Loans for Executive MBA Study**, and **Vehicle Loans** are offered to meet the various financial need of a broad range of individual households.

Goals and Operating Environment

The broad menu of products and services plays a major role in serving the changing needs of various groups of customers. New products, especially unsecured personal lines of credit, will be developed to attract our customers in the Transactor segment. Product base salesforce personnel will be used to serve different groups of customers, while turnaround time will be shortened through the transformation of credit processes.

After the economic crisis, many financial institutions turned their attention to consumer lending because of weak demand in the corporate market. Government policies, such as tax benefits and low interest rates have helped to stimulate the property market, and boost mortgage loan demand. The Bank is committed to expanding our market share in the mortgage loan market, and well as building a strong consumer loan portfolio by developing and launching a variety of consumer products for each customer segment.

- **Credit Cards**

Overview

To ensure the highest satisfaction of customers, the Bank has continuously developed and improved its credit card services and programs, as well as upgraded its network of almost 45,000 card-accepting stores throughout Thailand. A broad array of products and services are offered: **Services Classified by Card Usage** (Individual and Corporate Cards - Silver, Gold, Platinum) and **Services Classified by Card Issuer** (TFB Card, TFB-VISA Card, VISA Card, TFB-MasterCard and MasterCard Card).

In 2002, the Bank launched a loyalty program, offering discounts at participating stores nationwide and other privileges for cardholders. **TFB Value Choice** is a domestic point premium program that provides "freedom of choice" in redeeming accumulated points. **TFB-Cuisine** offers cardholders discounts at selected leading restaurants. Numerous marketing campaigns have been organized in cooperation with leading department stores and filling stations, offering customers special programs at selected times of the year.

Goals and Operating Environment

The primary goal has been to expand the credit card customer base by cross selling to deposit customers, especially those with average balances of greater than 300,000 Baht. The credit card approval process is also being adjusted for more flexibility. Customer attrition rates will continue to be reduced while the use of promotions and the TFB Value Choice loyalty program will help boost customer spending and build brand awareness. In addition to improving the card-issuing business, the Bank will also continue to improve and upgrade the EDC network to better differentiate its merchant services.

During the past year, the credit card market expanded significantly for Thai and foreign commercial banks, as well as other non-bank issuers. All have competed in the market by launching new products, cutting prices and adding benefits to attract customers. The Bank took advantage of its well-known image and nationwide network of participating stores to launch new products and services to sustain its existing customer base and gain new cardholders. Sales promotions were used to reduce the customer attrition rate and encourage higher card utilization. An emphasis on service and higher benefits for customers, together with the implementation of relationship pricing, has helped offset the market glut in card products.

- **Deposit and Fee-Based Income**

Deposits Composition
As of December 31, 2002


Fixed Deposit
344,940 MB
(52.70%)
3 Months
273,457 MB (79.28%)
6 Months
5,738 MB (1.66%)
1 Year
46,115 MB (13.37%)
> 2 Years
19,630 MB (5.69%)
Current Account
27,913 MB (4.26%)

Overview

The Bank continues to enhance the variety of its deposit products in order to satisfy the needs of customers in different segments. A wide range of deposit and card access products are offered including **Savings Accounts, Fixed Deposits, Current Accounts, *Taweesup* Special Fixed Deposit accounts, ATM Cards, Global ATM Cards, TFB e-Cash Card and TFB Visa Electron Cards.**

Recent product introductions include: **TFB e-Savings Accounts** that does not require a passbook and allow all transactions to be made electronically through ATMs with a debit card; **TFB *Flex-C*,** a Visa Electron debit card that can be issued instantly at all branches and allow cardholders to set spending limits on purchases through EDC machines located locally and abroad; **TFB e-Cash Card,** a customized debit card that can serve as an identification card, as well as a debit card; **TFB e-Web Shopping Card,** a virtual debit card designed specifically for purchases over the internet, that is linked to either a savings account or a TFB e-Savings Account and also with TFB e-Internet Banking services.

As for domestic fund transfer and payment services, the Bank has continued to improve its service to fulfill customer needs using new technology and various electronic payment channels, such as the **TFB e-ATM, TFB e-Phone, TFB e-Mobile Phone Banking, and TFB e-Internet Banking systems**. There are numerous examples of new services being offered including domestic fund transfers through ATMs to any receiver who holds a bank account anywhere, bill payment services for mobile phones, credit cards, and cable TV, and tax payment service through the Bank's electronic channels.

Goals and Operating Environment

The Bank encourages customers to switch from the use of branch counters, which accounts for the majority of transactions, to electronic channels. Customers will benefit from faster and more convenient service, while operating costs per transaction will be reduced. New products that encourage the use of low-cost channels will be developed and introduced to customers.

The excess liquidity in the system, despite continued reduction in deposit interest rates and the issuance of government bonds, has kept the Bank's deposit base high. On the fee income side, the Bank has been able boost income following a business expansion in retail sectors such as credit cards, personal loans and mobile phone services. This expansion, coupled with the Bank's initiation of a new debit card, the **TFB Flex-C** and marketing campaigns to stimulate bill payments through electronic channels has resulted in higher fee income base.

3.4 Treasury Group

❑ Overview

The Treasury Group is comprised of 3 main operating units: Trading, Treasury Business Analysis and Development, and Assets-Liabilities Management. Trading businesses includes foreign currency, money market, bond and equity trading. The types of investments undertaken can be classified according to their objectives as follows:

- **Investments for Banking Purposes** are carried out with the primary objective of achieving maximum benefit within appropriate risk levels, and in line with the Bank's policies, as the well as rules and regulations of governing authorities. As such, the Bank has diversified this portfolio across money and capital markets.

- **Investments for Trading Purposes** involve short-term investments to enhance the Bank's profitability and to hedge risk efficiently within specified guidelines. This trading comprises of foreign currency exchange transactions with the objective of providing service to customers (importers and exporters), and domestic capital market transactions, primarily involving fixed-income instruments.

The proportion of investment in money and capital markets as of December 31, 2002 is shown below.

Proportion of Investment in Money and Capital Markets


Capital
Market
45%
Money
Market
55%

❑ Operating Performance

In 2002, the total investment of the Treasury Group stood at Baht 282,361 million. During the year 2002, investment has generated Baht 8,287 million of interest and dividend income and Baht 1,425 million of non-interest income. This total income of Baht 9,712 million can be further divided into types of transactions, as follows:

(Million Baht)

Type of Transaction	Interest Income	Non-interest Income	Total Income
Money Market	3,360	405	3,765
Capital Market	4,927	1,020	5,947
Total	**8,287**	**1,425**	**9,712**

Proportion of Income by Source



Non-Int Income from
Money Market
4.17%
Non-Int Income from
Capital Market
10.50%
Interest Income from
Capital Market
50.73%
Interest Income from
Money Market
34.60%

Interest Income is primarily generated from foreign currency deposits and investments in the capital market. Foreign currency deposits have a low level of both counter-party and market risks, and market size is large enough for the Bank's investments. Protection against exchange rate fluctuation on foreign currency deposits is accomplished through forward contracts. Investments in the domestic capital market normally give a higher yield due to higher market risk. However, the Bank has developed risk management tools to measure and monitor these risks.

Non-Interest Income arose from activity in the domestic capital market, Baht 247 million and Baht 773 million from fixed income securities and equity securities respectively.

❑ Goals and Strategy

The Treasury Group's goal is to manage investment portfolios and to provide a full range of services relating to domestic money and capital markets. It also emphasizes management of interest rate, currency, price, and liquidity risk for

the benefit of the Bank and in compliance with Bank policies. In 2003, the Treasury Group aims to enhance profitability in non-interest income through new and more efficient treasury products with acceptable risk levels. The Bank's strategy is not to expand our investment in equity securities, but instead to focus on investing in higher yield alternative treasury products.

The Bank has invested extensively in information technology to monitor market movements closely, since treasury transactions are strongly correlated to market conditions and are highly sensitive to market information. In addition, we have invested in treasury dealing information gathering and management accounting systems so that transactions can be tracked, verified and analyzed. This allows the Bank to closely monitor and control our portfolios, and appropriately adapt investment strategies to reflect current market situation.

4. Risk Management and Risk Factors

4.1 Overall Risk Management

The Bank believes that effective risk management and risk control is vital in order to maximize sustainable returns to shareholders. The Bank's overall risk management framework encompasses the following organizational structure:

- The Board of Directors has ultimate responsibility for approving all risk management policies and guidelines, setting risk limits and risk appetites, and ensuring the establishment of effective risk management systems and procedures in line with international standards.
- The Audit Committee is responsible for reviewing the effectiveness and adequacy of the Bank's risk management procedures and internal risk control system.

Furthermore, the Board of Directors has assigned the following Subcommittees to assist in managing various risks for the Bank.

- The Internal Risk Management Subcommittee is responsible for overseeing and monitoring the risk management policies and overall risk profile under the policies and guidelines approved by the Board of Directors.
- The Asset and Liabilities Management Subcommittees is responsible for managing interest rate, liquidity, and foreign exchange risk.
- The Credit Policy Subcommittee is responsible for establishing credit policies that are in line with the Bank's strategies and credit risk appetite.

The day-to-day responsibility for measuring and monitoring all related risk incurred by the Bank has been delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools by converting all related risk into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks faced by our businesses, set pricing that reflects the risk level of different customers and businesses, and allocate capital properly reflecting returns and risk levels.

4.2 Risk Management Principles

The Bank adheres to the following Risk Management principles:

- Defined Risk Management Policy
- Independent Risk Controls
- Integrated Risk Management
- Business Lines Accountable for Risk
- Risk-Adjusted Performance Measurement

4.3 Risk Management

❑ Credit Risk Management

Credit Risk Management Overview

The Bank's credit organizational structure is based on separation of credit decisions and centralization of credit processes, aimed chiefly at maintaining sound credit quality and enhancing efficiency in credit operations, with strong monitoring and control. Clear roles and responsibilities have been defined and disseminated to the individual staff level. Credit management tools, including a credit policy manual, decision support models, financial and credit risk ratings, have been developed, and staff have received credit skills training based on internationally recognized curricula. In addition, the Bank intends to strengthen our credit culture by providing clear guiding principles, goals that increase value in credit operations and a common credit language.

Credit Policies and Credit Risk Management Tools

The Bank has established business strategies based on acceptable risk levels in order to define clearer operational targets for staff. These business strategies are translated into a consistent set of credit policies and action plans that cover all customer segments and the Bank's entire product lines. Minimum qualifications for credit eligibility are established within these policies and guidelines, which comply with the rules and regulations of the Bank of Thailand. Credit policies are regularly reviewed and updated to ensure that they are in line with guiding principles and rationale and are always available for staff through the Bank's on line information system.

The Bank believes that credit risk management tools are essential in estimating the credit risk of customers and of the credit portfolio. We have developed customer and industry risk rating tools, and have implemented automated credit evaluation systems. In order to set an appropriate price for each customer, we have adopted an international-standard risk-based pricing framework to measure the risk-adjusted return on capital (RAROC). When calculating the RAROC, the Bank not only takes into account the cost of funds and related operating expenses, but also the expected loss component from taking on the credit risk. Portfolio management tools have also been implemented to ensure that we capitalize on growth opportunities, while at the same time maintain an acceptable level of diversification.

Credit Underwriting and Approval Procedures

Credit underwriting and approval procedures have been designed to effectively serve customers, whose needs and characteristics are multi-dimensional. For Corporate Business Group customers, credit requests are underwritten centrally, where personnel responsible for credit applications and approval must base their decisions on credit policies and rigorous credit analysis. For Retail Business Group customers, the Bank has adopted Formula Lending, an automated credit evaluation system and other tools such as customer and behavioral scoring to assist decision making.

Post Credit Approval Operations

The Bank has centralized all post credit approval operations in order to create standards of efficiency in processing and to take advantage of scale economies. The responsibility of this centralized unit is to consolidate all required contracts, setup credit lines, as well as maintain lending agreements and collateral documents.

- **Outstanding Loans**

As of the end of 2002 and 2001, the Bank's outstanding loans were Baht 496,525 and 466,140 million respectively. In 2002, the write-back on doubtful loans, previously written off under BoT Regulations, increased total loan amount by Baht 25,686 million. Excluding the write-back of doubtful loans, the Bank's loans outstanding expanded by 1.01 percent.


Unit : Million Baht
496,525
500,000
490,000
480,000
470,000
460,000
450,000
6.52 %
25,686
466,140
1.01 %
2001
2002

As of 2002, 50.25 percent of the Bank's outstanding loans to customer were less than Baht 20 million. Credits extended to the top 20 largest borrowers, excluding Thonburi Asset Management Company and Chanthaburi Asset Management Company, accounted for Baht 32,093 million or 6.46 percent of the Bank's total loans portfolio. Business entities accounting for Baht 288,307 million or 58.06 percent of outstanding loans while individual borrowing accounted for the remaining 41.94 percent. In term of maturity date, credit aging less than 1 year accounted for 68.89 percent of the Bank's total loans.


Less than 20 MB
Over 20 MB
Credit amount
Business entities
Individual
Type of customer
Less than 1 yr.
Over 1 yr.
Credit maturity
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio by sector for 2001 and 2002 were as follows:

Consolidated Lending Portfolio


80.00%
60.00%
40.00%
20.00%
-
61.16
59.97
3.26
3.33
9.78
8.46
13.74
12.49
10.66
8.34
Agricultural &Mining
Manufacturing & Commerce
Real Estate & Construction
Utilities & Services
Housing Loan
As of 2001
As of 2002

The Bank monitors overall loan performance on a monthly basis by Business Groups. The Corporate and Retail Business Groups closely and continuously monitor their lending activity. Normally, the Bank revises lending targets during the end of June, to reflect changes in economic circumstances, the Bank's credit strategy and the Bank of Thailand's regulations.

- **Non-performing Loans**

On January 16, 2003, the Bank of Thailand issued a notification, changing the definition of Non-performing Loans effective the end of December 2002, to represent principal outstanding of loans classified as sub-standard, doubtful, doubtful loss, and loss in accordance with the BoT's loan classification guidelines. NPL according to the old definition referred to loans for which principal and/or interest repayment have been delinquent for more than 3 months (excluding the portion of loans classified as doubtful loss that have been fully provisioned) and

loans that have been restructured but not yet eligible to be reclassified as normal loan.

As of December 31, 2002, the Bank's NPL stood at Baht 92,482 million, accounting for 18.46 percent of the total outstanding credit. The Bank's NPL over time (with historical NPL restated in accordance with the BoT's new definitions for comparison purposes) and NPL categorized by sector, classification, and litigation status are shown below.

Percent NPL over the last 3 years
(Baht Billion)


200
150
100
50
-
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.1%
21.8%
18.5%
134.3
110.3
92.5
2000
2001
2002

NPL by sector


Personal
Other
Agriculture 3.3%
Service
Construction &
15.2%

NPL by classification


Sub-
Doubtful

NPL by litigation status


In-court

In 2002, Baht 7,121 million or 2.39 percent of average outstanding of performing non-restructured loans became NPL, less than the corresponding amount of Baht 8,492 million or 2.83 percent for 2001. The rate of performing restructured loans reverting to NPL status also declined from Baht 29,781 million or 27.99 percent of average outstanding of performing restructured loans in 2001 to Baht 21,020 million or 22.31 percent in 2002. For the entire year, the Bank entered into debt restructuring agreements with borrowers totaling to Baht 54,038 million of pre-written-off outstanding credit. Debt restructuring activities by sector and strategy and the type of assets acquired through the restructuring process in 2002 are shown below.

Debt restructuring by sector in 2002


Agriculture
Construction &
Real Estate
12.7%
& Retail
26.5%
10.4%

Frequency of resolutions applied to restructuring debt in 2002


Term Extension
65.9%
Repay principal before interest
Reduce interest rate
30.0%
Haircut principal or accrued interest
22.3%
Others

Assets owned through debt restructuring in 2002


Others
Commercial
6.1%
Land
69.3%

- **Allowance for Doubtful Accounts**

As of December 31, 2002, the Bank's allowances for doubtful accounts (including financial institutions) stood at Baht 59,013 million or 11.78% of total outstanding credit, exceeded the level required by the BoT by 153.97 percent. Current allowances are believed to be adequate to absorb potential losses on debt restructuring, relapses of performing restructured loans, depreciation in collateral value, as well as losses on debt restructuring on borrowers whose accounts the Bank has transferred to the Thai Asset Management Corporation.

In addition, the Bank has set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. Normalized provisions are targeted at approximately 0.50 percent of all performing and non-performing loans and will be gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002.

As per BoT regulations, the Bank is allowed to deduct the value of collateral from the outstanding debt in order to determine the required allowances for doubtful accounts. To qualify for such deductions, the Bank appraises all collateral in compliance with BoT guidelines, including engaging independent appraisers to annually appraise collateral in non-performing loans with outstanding balances exceeding Baht 50 million. As of December 31, 2002, in the calculation of allowances, the value of collateral eligible for deduction from outstanding NPLs amounted to 68.18 percent of the value of outstanding NPLs. The percentage of allowances for doubtful accounts to outstanding NPLs stood at 63.81 percent.

NPL by percent of collateral value of loan outstanding



> 100 %
1-50 %
11.9%
51-100%
29.5%

Percent Allowance for doubtful accounts to non-collateralized / unsecured portion of NPL



75%
70%
65%
60%
55%
50%
45%
40%
64.6%
66.3%
63.8%
2000
2001
2002

- **Properties Foreclosed**

According to BoT regulations, the Bank is required to dispose of properties owned through debt restructuring or foreclosure between January 1, 1997 to December 31, 2002 within 10 years after the acquisition and has to begin liquidation by the fifth year at the latest. As of December 31, 2002, the Bank holds 2,505 pieces of foreclosed properties amounting to a book value of Baht 15,103 million (98.76 percent of the appraised value by independent appraisers), accounting for 1.99 percent of the Bank's total assets. The Bank's foreclosed properties over the last 3 years and the composition of our portfolio are shown below.

Quantity of properties foreclosed (Baht Billion)



17
16
15
14
13
12
13.7
15.5
15.1
2000
2001
2002

Percent Properties foreclosed to total assets



2.20%
2.10%
2.00%
1.90%
1.80%
1.70%
1.60%
1.50%
1.78%
2.01%
1.99%
2000
2001
2002

Properties foreclosed by type of properties



Properties foreclosed by book value (Baht Billion)


0.6
3.6
4.3
6.6
< 1 MB
1 - 10 MB
10 - 50 MB
> 50 MB

As of December 31, 2002, allowances for impairment of properties foreclosed stood at Baht 4,034 million (26.71 percent of the book value of properties foreclosed), sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation foreclosed properties. In 2002, the Bank acquired 733 foreclosed properties at Baht 1,934 million and sold 557 foreclosed properties with a total book value of Baht 2,375 million, incurring losses on these sales totaling to Baht 352 million (14.80 percent of book value).

Properties foreclosed acquired (at book value) (Baht Billion)


6.9
2.7
1.9
2000
2001
2002

Properties foreclosed sold (at book value) (Baht Billion)


0.4
0.8
2.4
2000
2001
2002

- **Thonburi Asset Management Company Limited, and Chanthaburi Asset Management Company Limited**

In 1999, the Bank founded Thonburi AMC, (later renamed Phethai AMC), to acquire and manage a portion of the Bank's NPL amounting to Baht 64,481 million at a discount to the net book value[2], and Chanthaburi AMC, (later renamed Ploy AMC), to acquire and manage Phatra Thanakij Finance Public Company Limited's NPL, amounting to Baht 41,191 million at net book value. To compensate the Financial Institution Development Fund (FIDF) for its financial assistance amounting to Baht 4,396 million to Phatra Thanakij Finance PCL for repayment to

[2] Net book value is the book value of NPLs netted with allowance for doubtful accounts determined in accordance with the regulations of the Bank of Thailand

the finance company's depositors and creditors, the Bank agreed to apportion two-thirds of Chanthaburi AMC's profit to FIDF at the end of five years. In the year 2004 any assets remaining within Chanthaburi AMC will be appraised by independent appraisers and deemed liquidated at such appraised value for the purpose of profit determination.

The Bank engaged a servicing company, a joint venture of certain reputable financial firms with extensive experience in managing bad debts in many countries to manage Thonburi AMC's assets, as well as a portion of Chanthaburi AMC's assets. When this servicing agreement expired in October 2002, the Bank extended the contract for one more year to allow the joint venture to continue managing NPL in litigation and foreclosure status.

By the end of 2002, Thonburi AMC had resolved and/or restructured NPLwith initial unpaid principal balances amounting to Baht 27,873 million (43.04 percent of the total initial unpaid principal balances) at an expected recovery rate of 61.21 percent. Chanthaburi AMC had resolved and/or restructured NPL with initial unpaid principal balances totaling Baht 29,566 million (72.07 percent of the total initial unpaid principal balances) at an expecting recovery rate of 76.56 percent.

Thonburi AMC's cumulative loans resolved/restructured and cumulative recovery rate (Baht Billion)


60
50
40
30
20
10
0
82.1%
60.9%
61.2%
80%
40%
0%
-40%
2000
2001
2002

Chanthaburi AMC's cumulative loans resolved/ restructured and cumulative recovery rate (Baht Billion)


50
40
30
20
10
0
91.8%
80.7%
76.6%
120%
80%
40%
0%
-40%
2000
2001
2002

- **Thai Asset Management Corporation (TAMC)**

In 2001 and 2002, the Bank transferred sub-quality debts of 261 borrowers, classified sub-quality as of December 31, 2000, and had all characteristics as stipulated in the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, to TAMC. Benchmarked to the value of collateral appraised in accordance with the regulations of the Bank of Thailand, total transferred assets with aggregate gross book value of Baht 14,386 million as of their dates of transfer, were priced at Baht 10,136 million or 70.46 percent of gross book value.

A1

(Million Baht)

Year	Number of Borrowers	Gross Book Value as of Transferred Date	Transferred Price
2001	216	12,171	9,339
2002	45	2,215	797
Total	**261**	**14,386**	**10,136**

In exchange for the asset transferred, TAMC issued the Bank a 10-year, non-transferable, callable note, guaranteed by Financial Institution Development Fund (FIDF). The note yields an annual coupon, reset quarterly, at the weighted average of deposit rates of 5 major Thai commercial banks, paid in kind with 1-year, extendable, non-transferable, FIDF-guaranteed note. In 2002, the Bank recorded interest on the 10-year note amounting to Baht 194 million, equivalent to yield of 1.82 percent.

Despite the assets transfer to TAMC, the Bank is still exposed to risk in its share of TAMC potential losses. According to the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544), as well as the Asset Transfer Agreement, at the end of the fifth and tenth years beginning July 1, 2001, TAMC and the Bank will share gains or losses arising out of the resolution of the Bank's transferred assets, wherein the Bank may be liable up to 30 percent of the aggregate transferred price, or Baht 3,041 million. However, the Bank's existing allowances for doubtful accounts, which is in excess of the regulatory requirement level, is expected to sufficiently cover the maximum loss-sharing scenario.

❑ Market Risk Management

Market risk stems from changes in interest rates, exchange rates, and security prices, which can cause volatility in the Bank's net interest income or economic value of assets and liabilities, both at present and in the future. The purpose of market risk management is to appropriately handle the risk in accordance with international standards, while maximizing return at acceptable risk levels, and to comply with the Bank's policies and procedures.

Core Banking business that is exposed to market risk can be divided into 2 major group: Asset-Liability Management Activities and Trading Activities.

Market Risk in Asset-Liability Management Activities

- **Interest Rate Risk Management**

Structure and Management Policy: The Bank has set up an Asset-Liability Management Sub Committee (ALCO) which is responsible for monitoring and controlling interest rate risk, stemming from mismatches between the asset and liability structures of the Bank. ALCO's purpose is to generate the highest return to the Bank while maintaining risk within acceptable levels. These risk limits are approved by the Internal Risk Sub-Committee and Board of Directors.

Interest Rate Risk Management Approaches: The Bank's approach to evaluating its interest rate risk is through analysis of repricing periods of Bank's assets and liabilities. Mismatches in asset and liability repricing periods indicate the interest rate risk level taken by the Bank. The Bank has developed several model assumptions regarding behavioral characteristics of assets and liabilities to be used in Sensitivity Analyses. The Sensitivity Analyses are used to analyze the effect of changes in net interest income over the next 12 months and the resultant economic value if rates such as deposit rate, lending rate, money market rate and capital market rate shift.

Moreover, the Bank has implemented the Value at Risk (VaR) concept. VaR is a statistical tool that attempts to quantify risk in terms of probability and sensitivity by using historical standard deviations, and correlations of securities prices to derive risk which is quantifiable in monetary units. VaR indicates the potential maximum loss to the Bank under normal conditions based on historical price movement.

Analysis of financial assets and liabilities based on contractual repricing periods, as of December 31, 2002 and 2001 are shown below:

Consolidated Financial Statement 2002

	Immediate Repricing	Less than 6months	6 months to 1 year	1 year to 5years	More than 5years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	9,764.2	-	9,764.2
Interbank and money market items	3,758.4	54,607.8	31,134.7	129.8	-	4,850.4	1,003.0	95,484.1
Securities purchased under resale agreements	-	18,400.0	-	-	-	-	-	18,400.0
Investment	15,240.5	38,054.8	4,487.8	69,689.7	16,631.8	8,501.5	15,582.9	168,189.0
Loans	286,080.6	33,039.2	548.8	127.7	-	1,797.3	184,609.3	506,202.9
Accrued interest receivables	-	-	-	-	-	3,410.1	-	3,410.1
Customers' liability under acceptances	-	-	-	-	-	597.1	-	597.1
Accrued income receivables	-	-	-	-	-	1,949.5	-	1,949.5
Other assets	-	-	-	-	-	138.1	-	138.1
Total	305,079.5	144,101.8	36,171.3	69,947.2	16,631.8	31,008.2	201,195.2	804,135.0
Financial Liabilities								
Deposits	282,026.3	304,025.4	26,170.9	12,738.7	-	26,431.8	-	651,393.1
Interbank and money market items	1,521.9	174.0	2,023.2	-	-	1,974.3	-	5,693.4
Demand Liabilities	-	-	-	-	-	3,422.9	-	3,422.9
Borrowings	-	-	-	20,000.0	28,556.0	-	-	48,556.0
Bank's liability under acceptances	-	-	-	-	-	597.1	-	597.1
Accrued interest payables	-	-	-	-	-	3,030.0	-	3,030.0
Other liabilities	-	-	-	-	-	883.9	-	883.9
Total	283,548.2	304,199.4	28,194.1	32,738.7	28,556.0	36,340.0	-	713,576.4
Repricing Gap	21,531.3	(160,097.6)	7,977.2	37,208.5	(11,924.2)	(5,331.8)	201,195.2	90,558.6

Consolidated Financial Statement 2001

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	12,142.5	-	12,142.5
Interbank and money market items	1,063.3	159,333.5	221.1	412.6	-	4,090.4	-	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	-	3,700.0
Investment	531.9	22,354.9	3,016.0	49,623.5	23,696.0	8,975.2	19,636.6	127,834.1
Loans	275,124.1	15,039.0	2,862.9	1,318.1	21.4	1,473.8	180,647.5	476,486.8
Accrued interest receivables	-	-	-	-	-	4,072.5	-	4,072.5
Customers' liability under acceptances	-	-	-	-	-	611.5	-	611.5
Accrued income receivables	-	-	-	-	-	1,855.7	-	1,855.7
Other assets	-	-	-	-	-	112.8	-	112.8
Total	276,719.3	200,427.4	6,100.0	51,354.2	23,717.4	33,334.4	200,284.1	791,936.8
Financial Liabilities								
Deposits	242,020.3	362,772.4	31,317.4	6,544.8	-	21,876.8	-	664,531.7
Interbank and money market items	1,038.6	5,117.6	6,113.3	-	-	1,553.1	-	13,822.6
Demand Liabilities	-	-	-	-	-	3,455.5	-	3,455.5
Borrowings	-	-	-	20,000.0	28,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	-	611.5	-	611.5
Accrued interest payables	-	-	-	-	-	3,685.2	-	3,685.2
Other liabilities	-	-	-	-	-	598.9	-	598.9
Total	243,058.9	367,890.0	37,430.7	26,544.8	28,747.6	31,781.0	-	735,453.0
Repricing Gap	33,660.4	(167,462.6)	(31,330.7)	24,809.4	(5,030.2)	1,553.4	200,284.1	56,483.8

- **Foreign Exchange Risk Management**

Currency risk stems from changes in foreign exchange rates that can affect the Bank's Profit and Loss, and economic value of its assets and liabilities. The Treasury Department carries out daily purchases and sales of foreign currency, which can create exchange rate risk. To maintain this risk at a low level, the Bank has set limits for foreign currency positions in accordance with the Bank's business and requirements of the Bank of Thailand. These limits are under the close supervision of the Internal Risk Management Department and Asset-Liability Management Sub- Committee.

In addition, the Value at Risk (VaR) method is implemented in managing the foreign exchange risk.

- **Equity Risk Management**

Equity Risk stems from changes in share prices, which can affect the Bank's Profit and Loss and economic value of assets of the Bank. The Bank plans to reduce the size of equity investments that are unrelated to our core financial services business. In this endeavor, we will analyze relevant information and timing to ensure maximum benefit to the Bank.

Market Risk in Trading Activities

At present, trading activities mainly involve the purchase and sale of fixed income securities and the purchase and sale of major currencies. Market risk of these transactions are managed by the Treasury Department under the close supervision of Internal Risk Management Department so that risk inherent in the Balance Sheet is within limits. Furthermore, VaR limits are used for monitoring purposes.

❑ Liquidity Risk Management

Liquidity Risk management focuses on the Bank's ability to meet our obligations when they come due.

Structure and Management Policy: The Bank has established a prudent liquidity management approach to ensure that we will be able to find sufficient funds to meet our commitments under normal and liquidity crisis situations. The Treasury Department has responsibility for managing the Bank's liquidity in order to meet the cash needs of the Head Office and branches by managing highly liquid Baht and foreign currency assets and balancing short-term and long-term funding alternatives. The Asset-Liability Management Sub Committee (ALCO) is responsible for setting policy and procedures for managing liquidity, which must comply with liquidity risk standards approved by the Internal Risk Sub Committee and Board of Directors.

Liquidity Risk Management Approaches: In managing liquidity risk, the Bank has established appropriate levels of liquid assets that should be maintained to sufficiently meet cash needs when demand arises, and to be in line with Bank of Thailand guidelines. As of December 31, 2002, liquid assets held by the Bank and its subsidiaries consist of Baht 9,764 million in cash, Baht 94,840 million in interbank and money market items, Baht 18,400 million in securities purchased

under resale agreements, and Baht 117,493 million in investments in securities (net of foreign securities and general investments). Total liquid assets stood at Baht 240,497 million, which was down by Baht 22,014 million from the level at December 31, 2001.

Liquidity ratios are an initial step for the Bank to measure its liquidity position. An important liquidity ratio is the Loan to Deposit Ratio. As of December 31, 2002, the Loan to Deposit ratio was 77.71 percent compared to 71.70 percent as of December 31, 2001. The increase in the ratio reflects decline in the Bank's liquidity, resulting from the withdrawal of deposits to purchase government saving bonds.

Designing an appropriate liability structure is another important approach to liquidity risk management. To reduce risk, the Bank obtains funds from various sources, and manages the proportion of short-term and long-term funding at appropriate levels. The Bank also assesses its future liquidity requirements by estimating its expected cash inflows and outflows based on the current environment, and on the liquidity situation. In estimating future cash flows, both contractual maturities and behavioral factors of assets, liabilities and various commitments are taken into account. In addition, the Bank has established a contingency funding plan that outlines processes for dealing with liquidity shortages and identifies sources of funds during crisis.

Financial assets and liabilities as of December 31, 2002 and 2001, based on their contractual maturity are shown below:

Consolidated Financial Statement 2002

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	9,764.2	9,764.2
Interbank and money market items	8,280.0	55,450.3	31,134.7	251.2	197.6	170.3	95,484.1
Securities purchased under resale agreements	-	18,400.0	-	-	-	-	18,400.0
Investment	10,084.9	40,798.5	5,536.3	72,833.0	31,030.1	7,906.2	168,189.0
Loans	211,370.4	120,455.6	5,477.5	74,384.4	94,515.0	-	506,202.9
Accrued interest receivables	-	3,410.1	-	-	-	-	3,410.1
Customers' liability under acceptances	-	597.1	-	-	-	-	597.1
Accrued income receivables	-	1,949.5	-	-	-	-	1,949.5
Other assets	-	-	-	-	-	138.1	138.1
Total	229,735.3	241,061.1	42,148.5	147,468.6	125,742.7	17,978.8	804,135.0
Financial Liabilities							
Deposits	308,458.1	304,025.4	26,170.9	12,738.7	-	-	651,393.1
Interbank and money market items	3,496.2	174.0	2,023.2	-	-	-	5,693.4
Demand Liabilities	3,422.9	-	-	-	-	-	3,422.9
Borrowings	-	-	-	20,000.0	8,588.9	19,967.1	48,556.0
Bank's liability under acceptances	-	597.1	-	-	-	-	597.1
Accrued interest payables	-	2,640.4	197.3	192.3	-	-	3,030.0
Other liabilities	-	-	-	-	-	883.9	883.9
Total	315,377.2	307,436.9	28,391.4	32,931.0	8,588.9	20,851.0	713,576.4
Maturity Gap	**(85,641.9)**	**(66,375.8)**	**13,757.1**	**114,537.6**	**117,153.8**	**(2,872.2)**	**90,558.6**

Consolidated Financial Statement 2001

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	12,142.5	12,142.5
Interbank and money market items	4,714.8	59,389.1	221.1	412.6	-	383.3	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investment	11,764.5	8,989.8	5,974.1	52,849.4	29,333.6	8,922.7	127,834.1
Loans	192,501.6	101,196.2	9,074.9	73,515.2	100,198.9	-	476,486.8
Accrued interest receivables	-	4,072.5	-	-	-	-	4,072.5
Customers' liability under acceptances	-	611.5	-	-	-	-	611.5
Accrued income receivables	-	1,855.7	-	-	-	-	1,855.7
Other assets	-	-	-	-	-	112.8	112.8
Total	208,980.9	89,814.8	15,270.1	126,777.2	129,532.5	21,561.3	791,936.8
Financial Liabilities							
Deposits	263,897.1	362,772.4	31,317.4	6,544.8	-	-	664,531.7
Interbank and money market items	2,591.7	5,117.6	6,113.3	-	-	-	13,822.6
Demand Liabilities	3,455.5	-	-	-	-	-	3,455.5
Borrowings	-	-	-	20,000.0	8,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	-	611.5
Accrued interest payables	-	3,257.4	332.8	95.0	-	-	3,685.2
Other liabilities	-	-	-	-	-	598.9	598.9
Total	269,944.3	71,758.9	37,763.5	26,639.8	8,780.5	20,566.0	735,453.0
Maturity Gap	(60,963.4)	(81,944.1)	(22,493.4)	100,137.4	120,752.0	995.3	56,483.8

❑ Operational Risk Management

Operational Risk is defined as risk of loss resulting from inadequate or faulty internal processes, people, systems or due to external events. The resulting losses may be financial or non-financial in nature, such as the loss of reputation or regulatory standing, which may directly or indirectly impact the Bank's revenue and/or capital.

At present, leading-edge banks give much attention to operational risk management but, compared to credit risk or market risk, measurement and assessment of operational risk are still in the standard-setting and developmental stage. Nevertheless, the Bank is giving high priority to the development of a new operational risk management methodology. Under the Bank's integrated risk management policy that governs the management of operational risk, Internal Risk Management Subcommittee has the responsibility of managing operational risk through Internal Risk Management Department which is in charge of developing effective management tools and processes. The Bank's independent Internal Audit Department also plays an important role in the governance process for integrity and transparency.

❑ Performance Measurement using Risk-adjusted Return on Capital (RAROC) and Economic Profit

The Bank is currently developing a new performance measurement framework called the Risk-adjusted Return on Capital (RAROC) and Economic Profit, which measures net profit after adjusting both the risk charge and the cost of capital. This framework is aimed at a better and more complete performance measurement that reflects the true risk and return profile of the Bank. It will be used as a tool for determining business strategies to achieve return at appropriate risk levels, to help in capital adequacy management, and to efficiently support capital allocation to all business units. The ultimate objective is to build sustainable profit for the Bank's shareholders through a standardized framework, which has been widely implemented by many foreign financial institutions.

In order to achieve the aforementioned objective, the Bank has developed many advanced models and tools to estimate and quantify risks in terms of capital. In addition, we have prepared ourselves by initiating plans and processes to establish a full risk-based performance measurement framework in the future.

❑ Other Risk Factors

- **Risks Associated with Foreclosing Procedures**

Most of the Bank's loans are secured by collateral, but the current Bankruptcy Law and asset foreclosing process have not been developed to international standards. Under the financial support agreement of the International Monetary Fund (IMF), Thailand is liable to amend its bankruptcy laws and foreclosure laws in order to speed up legal execution of these processes at commercial banks. Although some amendments have been ratified, the legal execution and foreclosure process had yet to be significantly accelerated. The Bank has nevertheless, set guidelines to closely monitor all foreclosure-related work.

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, and avals on notes. Such transactions are considered by the Bank a way of rendering Bank credit, which also typically includes claims on collateral. With regard to risk controls in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of December 2002, the Bank's contingent obligations were Baht 44 billion.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank acts as an intermediary in foreign exchange and derivative instrument markets by making various forward exchange and derivative instrument trading contracts with financial institutions domestically and abroad, as part of the Bank's risk hedging services. The Bank's policy provides that we do not enter into foreign exchange contracts or derivative transactions for speculation, that is without a customer's direct underlying transaction. As of December 31, 2002, the Bank had foreign exchange contracts on the purchase side of Baht 48,819 million, with Baht 172,535 million on the sales side. In addition, the Bank had interest rate contracts on the purchase side of Baht 11,559 million and Baht 11,559 million on the sales side.

- **Risks Related to Capital Adequacy**

As of December 31, 2002, the Bank had a capital adequacy ratio, including the risk assets of Thonburi and Chanthaburi AMCs, equal to 14.34 percent. This is significantly above the Bank of Thailand's requirement of 8.50 percent. The Bank closely follows impacts on capital, which is reported with our operational results.

5. Functional Groups

5.1 Human Resources

□ Building for Higher Performance-based Effectiveness

Performance Based Organizational Management is a systematic approach to performance improvements through an ongoing process of establishing strategic objectives which measure, collect, analyze, and review performance-based data, and use that data to drive improvements throughout the organization. The Bank is putting significant effort into making our organization more effective through the establishment of our **PRO** project. **P** stands for the **P**erformance of each employee which is directly tied to the success of the Bank; **R** for the **R**eward and recognition for each employee which includes not only salary and benefits, but also training, development; and **O** for the **O**pportunity for each employee to advance and prosper in his or her career path. In this project we are developing and implementing a performance management system that has already been accepted by many leading business organizations, because it has been proven to drive organizations to higher performance levels.

To implement a performance-based management system, the Bank is in the process of developing a foundation in PRO-related systems.

- **Competency-based organization** which utilizes a competency framework to align strategic objectives with key HR business processes, including developing competencies to support and enable performance, and linking individual competence-level gaps to training and development.
- **Competency development guides** to establish guidelines and procedures for development of each competency.
- **Job redefinition** to adjust roles and responsibilities, and compensation by benchmarking them against international and regional standards.
- **Career management and succession plan** to support and inform employees about their career path.
- **Systematic training program** in the new performance-based management system for senior management, assessors, advisors and other staff.
- **Communication program** that continuously inform employees about changes through various TFB communication channels.

The critical elements required to build an effective performance-based management system are:



Common Understanding
of the organization's priorities and goals
"Where are we headed?"
Clear Expectations
for individual and group contribution
"What is my part?"
Commitment
based on meaningful work and development
"What is in it for me?"
Capabilities
built through feedback and learning
"What will it take?"

In the Bank's performance-based management system, the employee and his/her assessor must set goals which are aligned at the individual level up to departmental, business unit and organizational levels. There are 4 steps in the performance-based management process:

- **Performance-based Planning:** set goals for each employee, which are aligned with the Bank's business goals. These goals must be mutually agreed upon between employees and their assessors, and must be done within a set period. Performance-based measurement can be divided into 2 parts: The "what", which is the measurement of result-based goals; and, the "how", which are developmental goals focusing on developing competencies. Employees and assessors help each other by planning developmental activities, both formal and informal, to increase employee knowledge and potential, thereby the supporting the employees' career aspiration and growth.
- **Coaching and Feedback:** assessors and employees formally and informally discuss the progress of work, results and effectiveness of work, including what is going well and what could be improved throughout the year. Ongoing coaching and feedback from supervisors provides employees not only feedback on work performance, but also input on their developmental progress.
- **Performance-based Review:** employees and assessors review and discuss results versus expectations on an ongoing basis and formally at the end of the year. Moreover, the Performance Review provides input to the employee's assessment of their performance, potential, stage of development and career progression, and to further revision of their career planning.

- **Opportunities and Rewards:** the results of performance-based reviews are used to identify development needs, determine readiness for career advancement and fair and market-competitive compensation.

The steps in the performance-based management process are aligned with factors required for building an efficient performance-based organization in the following ways.

- **Common Understanding:** Every employee must know the organizational direction and goals in order to carry out their own duties effectively. This is aligned with the performance-based planning phase, where employees set goals aligned with departmental and organization goals.
- **Clear Expectations:** All employees must know how each individual can contribute to achieving organizational targets. This is aligned with the steps of performance-based planning and coaching/feedback. Employees know what the Bank expects of them. Moreover, giving feedback on the area that employees should focus on and improve upon, is an important step in communicating to employees on how they can maximize their effectiveness.
- **Capability:** Every employee must know what competencies they need to perform their job successfully. This is aligned coaching/feedback and opportunities and rewards. One way to increase their knowledge and competence is to receive coaching and feedback from others, both assessors and colleagues. Increased competence will make employees better able to perform and achieve the goals that finally link back to greater job opportunities and rewards.
- **Commitment**: This is related to the step of performance-based review, as with opportunities and rewards. When employees are able to perform and achieve their goals, they will receive rewards according to their contribution to the organization, which will drive their commitment to further achievement of goals. Moreover, it also supports the career advancement of employees.


Common Understanding
of the organization's
priorities and goals
Clear Expectations
for individual and group
contribution
Performance
Planning
Opportunities
and Rewards
Coaching and
Feedback
Commitment
based on
meaningful
work and development
Performance
Review
Capability
built through
feedback
and learning

We strongly believe that implementing a performance-based management system will bring benefits to both the Bank and its employees. For the Bank we can ensure that every employee will work towards the same goals. There is transparency and fairness in the organization, which drives employees to perform at their best. The Bank will have a database detailing the capabilities of employees, which will help management make strategic decisions regarding how to allocate manpower to take on more responsibility. This system will also drive other HR processes such as capacity planning, training and development, career/succession planning, and compensation and benefits in the same strategic direction

For Employees, individuals will have a clearer understanding of their goals and expectations. They will be able to assess objectively their competency level, and specify target areas for professional development and set plans in motion to develop for the next career advancement. Employees can identify their accomplishments and results objectively with the rewards for each individual being dependent on performance.

5.2 Back Office Reconfiguration

❑ Centralized Back Office Reconfiguration Project

The centralized back office project is focused on our branches, as well as some operations such as the Clearing process, Cash Management and Deposit & Payment processes at the head office. Three processing hubs, located at Ratburana, Phaholyothin and Ramkamhaeng centers, were setup to monitor all 206 Bangkok branches in the first phase. The next phase will focus on provinces with high growth potential and where implementation is feasible in terms of the quantity of business transactions and cost-savings. All expansion must receive approval from the Bank of Thailand.

The centralized back office program was initially implemented on June 4, 2001. Later, on June 25, 2001, 15 pilot branches were added. The system was then debugged, and more branches were added to the system on August 20. By May 7, 2002, all 206 branches in Bangkok have been successfully implemented. Centralized back office operations benefited the Bank through site staff reductions of 339 persons (38.00 percent) while service levels have also became more efficient and standardized.

❑ Credit Services Unit & Centralized Lending Services Project: CSU/CLS

The Credit Services Unit & Centralized Lending Services, under the Credit Transformation Project (CT), have been in implementation since 2002 with the concept of centralizing all post-approval processes in order to increase standardization, credit service quality levels and resources utilization levels. The contract document preparation process and the account setup process at branches have been centralized in order to improve efficiency in sales and service at branches. Over 200 branches in Bangkok and the Metropolitan Area have implemented CT in

the first phase.

Since July 1, 2002, the accuracy and speed of the contract document preparation process has improved. Contract & Collateral records for corporate banking customers previously stored at branches and other departments are currently being transferred to storage at the Centralized Lending Service Unit. The Bank can now easily check all documents and record data in the system for Loan Portfolio Management. As a result, the Bank saved significant manpower with only a Baht 33.97 million in capital investment.

At present, the procedure for working with non-standardized contractual documents is being developed with the expectation of saving time and reducing the complexity of documents. With new innovations for records keeping, such as digital imaging systems, the record and documentation system has been much improved.

In 2003, the scope of CT will expand with all back office operations, such as syndicated loans, BIBFs and bad bank operations at branches being centralized to the head office.

5.3 Information Technology (IT)

▫ IT Security Policy and Implementation

Information has intrinsic value to an enterprise no matter where it resides or what form it takes. Everyone associated with the Bank has a role in securing this valuable asset. The Bank's success depends on our ability to offer all of our services with a high level of customer satisfaction, while also maintaining the confidentiality of information. By clearly defining our information security policy and applying security safeguards in accordance with the policy, the Bank is doing its utmost to ensure that proper and efficient protection of information is achieved. The Bank has focused on security improvements in 3 areas:

- **Employee Awareness Development**

The Bank has conducted an information security awareness training program for employees in both the supporting and business units. Over 1,500 employees are part of this security awareness-raising program. Moreover, information security topics have been published in internal newsletters to expedite security awareness among employees at all levels.

- **Process and Procedure Improvement**

The Bank, together with PriceWaterhouse Coopers, has developed an information security policy and procedure, based on the world-recognized British Standard 7799 (BS7799) which the International Standard Organization recently adapted and made into its ISO17799 standard. One of the results of implementing this standard is the establishment of the Information Security Department with the mission of developing and maintaining an information security policy and procedures that reflect risk level, and developing and presenting an information security awareness program.

- **Technology Procurement**

The Bank has initiated an Information Security Infrastructure project to set up a security management and control system to protect information from both internal and external intrusion. The objectives are to upgrade and secure network infrastructure, operating systems and database from attempts to penetrate the Bank's information system, and to support and reinforce information security measures of today and future electronic commerce business at both Internet and extranet levels.

❑ IT Outsourcing

In today's banking business, information technology is playing a key role for the Bank in achieving its success, especially in the current highly competitive environment that includes global players with higher capabilities in information technology.

As a result, the Bank has studied the possibility of outsourcing its IT operations to a world-class provider. The Bank will benefit from process improvements and greater efficiency as a result of implementing new methodologies, as well as improve cost control and budgetary management. This will also allow the organization to concentrate on its core business, and not be distracted by non-core activities.

The Board of Directors has approved a contract with a service provider that has the proper qualifications to provide 10 years of outsourcing services in the areas of:

- Application Management Services
- Network and Workstation Management Services
- Data Center Services

The Bank has also determined certain other necessary qualifications for an outsource IT service provider, listed below:

- Experience with globally-prominent financial institutions in the scope of service required by the Bank
- Presence in the Thai market
- Reliability and the capability to deliver good service to the Bank

From these criteria, the Bank has selected IBM (Thailand) Company Limited to provide outsource IT services to achieve the Bank's IT goals. In addition, the Bank has elaborated on a governance model, as well as the need for evaluation and monitoring the service provider's operations, to ensure that the Bank's goals and targets will be met. Throughout the service period, the Bank will ensure that operational risk management will be in compliance with the Bank's policy and the Bank of Thailand's rules and regulations, and will have proper contingency plans ready in case of problems.

6. TFB's Investments in Subsidiary and Associated Companies

TFB's Investment Policy

Thai Farmers Bank's policy is to invest in businesses that are in line with, and can be beneficial to, the Bank's main business, from strategic and supportive viewpoints. The Bank applies different investment criteria to target companies, depending on their type of their business. Strategic investment criteria are applied to associated companies, while supportive investment criteria are applied to subsidiary companies.

❑ Subsidiary and Associated Companies

Subsidiary Companies refer to companies where the Bank has the authority to stipulate their financial and operating policies in order to benefit the Bank, and the Bank has invested in more than 50 percent of the fully paid equity of the company.

Associated Companies refer to companies where the Bank has the authority to make decisions with regard to the financial and operating policies, and the Bank has invested in more than 20 percent of the fully paid equity of the company.

❑ Investment Policy

- **Strategic Investments**

The Bank invests in businesses that benefit the Bank strategically. The Bank and associated companies collaborate in reviewing business plans of these companies and find ways to integrate them into the Bank's business. One objective is to employ the resources, equipment, tools and other existing channels of the Bank to create maximum efficiency without causing operating redundancies.

- **Supportive Investments**

The Bank invests in companies that provide support to the Bank's core business. These are companies providing services to supplement other operating units that are not core business of the Bank and would cause inefficiency in the Bank's operations if they remain as part of the Bank. We appoint executives to co-manage these companies in order to create efficiency, effectiveness and define standards for providing services to the Bank.

Details of Investments

Company Name	Place	Type of Business	No. of Shares issued	No. of Shares held	Percentage held (%)	Type of shares	2002 Operating Performance (Baht)
Investment in Assets Management Company							
1.Thonburi Asset Management Co., Ltd. Tel. 0-2470-2836 Fax. 0-2470-2841	Bangkok	Service	800,000,000	799,999,993	99.99	Ordinary	(626,515,198)
2. Chanthaburi Asset Management Co., Ltd. Tel. 0-2693-2020 Fax. 0-2693-2359	Bangkok	Service	500,000,000	499,999,993	99.99	Ordinary	(114,002,509)
Investment in Strategic and Supportive Company							
1. Kanpai Co., Ltd. Tel. 0-2273-3898 Fax. 0-2270-1261	Bangkok	Service	200,000	199,993	100.00	Ordinary	12,740,945
2. Progress Plus Co., Ltd. Tel. 0-2273-2840 Fax. 0-2270-1272	Bangkok	Service	230,000	229,993	100.00	Ordinary	7,560,583
3 Progress Land and Buildings Co., Ltd. Tel. 0-2273-3884 Fax. 0-2273-3883	Bangkok	Property Development	20,000,000	19,999,992	99.99	Ordinary	(88,940,221)
4.Thai Farmers Research Center Co., Ltd. Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Service	100,000	99,993	99.99	Ordinary	367,447
5.Progress Facilities Management Co., Ltd. Tel. 0-2273-3289 Fax. 0-2273-3292	Bangkok	Service	50,000	49,993	99.99	Ordinary	1,430,532
6. Progress Services Co., Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Service	20,000	19,993	99.97	Ordinary	519,675
7. Progress Management Co., Ltd. Tel. 0-2273-2499 Fax. 0-2270-2600-1	Bangkok	Service	60,000	59,958	99.93	Ordinary	1,320,213
8. Progress Storage Co., Ltd. Tel. 0-2273-3267 Fax. 0-2278-5035	Bangkok	Service	30,000	29,993	99.98	Ordinary	1,112,590
9. Progress Appraisal Co., Ltd. Tel. 0-2273-3264 Fax. 0-2270-1052-3	Bangkok	Service	5,000	4,992	99.84	Ordinary	13,834,767
10. Thai Farmers Asset Management Co., Ltd. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund	27,154,274	19,394,156	71.42	Ordinary	80,178,271
11. Progress Software Co., Ltd. Tel. 0-2273-3829 Fax. 0-2270-1197	Bangkok	Service	100,000	60,000	60.00	Ordinary	11,892,870
12. Thai Administration Services Co., Ltd. Tel. 0-2636-1885 Fax. 0-2636-1885	Bangkok	Service	10,000,000	5,099,997	51.00	Ordinary	19,308,138
13. Merrill Lynch Phatra Securities Co., Ltd. Tel. 0-2265-1321 Fax. 0-2275-3666	Bangkok	Financial Institution	250,000,000	122,499,993	49.00	Ordinary	(20,509,564)
14. Processing Center Co., Ltd. Tel. 0-2237-6330-4 Fax. 0-2237-6340	Bangkok	Service	100,000	30,000	30.00	Ordinary	13,431,796